ADITYA BIRLA GROUP

08004207

AM:PVK:1371:2008

Date: 28th July, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SEC
Mail Processing
Section

JUL 3 1 2008

Washington, DC
100

SUPPL

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- ***Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 30th June, 2008.***

We are sending herewith a Statement showing the ***"Unaudited Financial Results" (Provisional)*** *of the Company for the First Quarter ended on 30th June, 2008.*

Also find enclosed a Copy of the Press Release.

Please find the above in order and acknowledge.

PROCESSED
AUG 1 3 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
ASST. VICE-PRESIDENT &
COMPANY SECRETARY

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2008

(Rupees in Crores)

	Particulars	Quarter ended 30/06/2008 (Unaudited)	Quarter ended 30/06/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Operating Revenues**	**4,647.53**	**4,685.14**	**19,201.03**
2	**Other Income**	**214.66**	**124.62**	**492.94**
3	**Total Income**	**4,862.19**	**4,809.76**	**19,693.97**
4	**Expenditure**	**3,855.29**	**3,947.79**	**16,387.73**
	(a). (Increase)/Decrease in Stock	(249.11)	(230.71)	(137.03)
	(b). Consumption of Raw Materials	2,943.26	3,117.97	12,051.72
	(c). Purchase of Traded Goods	3.38	7.50	92.52
	(d). Employees Cost	149.39	133.65	621.22
	(e). Power and Fuel	554.36	423.73	1,910.83
	(f). Depreciation	156.80	143.75	587.81
	(g). Other Expenditure	297.21	351.90	1,260.66
5	**Interest & Finance Charges**	**76.12**	**56.26**	**280.63**
6	**Profit before Tax**	**930.78**	**805.71**	**3,025.61**
7	**Tax Expenses**	**234.02**	**207.09**	**164.67**
	(a). Current Year	234.02	207.09	705.34
	(b). Adjustment for earlier years (Net)	-	-	(540.67)
8	**Net Profit**	**696.76**	**598.62**	**2,860.94**
9	**Paid-up Equity Share Capital**			
	(Face Value : Re 1/- per Share)	**122.65**	**111.10**	**122.65**
10	**Reserves**			**17,173.66**
11	**Earning Per Share (EPS)**			
	(a). Basic EPS (Rs.)	5.68	5.42	24.51
	(b). Diluted EPS (Rs.)	5.66	5.42	24.38
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	5.68	5.42	19.88
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	5.66	5.42	19.77
12	**Public Shareholding**			
	(a). Number of shares	710,603,311	690,730,778	706,799,806
	(b). Percentage of shareholding	57.91%	56.29%	57.60%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

	Particulars	Quarter ended 30/06/2008 (Unaudited)	Quarter ended 30/06/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1.	**Segment Revenue**			
	(a) Aluminium	1,943.00	1,760.97	7,144.94
	(b) Copper	2,706.57	2,926.18	12,065.51
		4,649.57	4,687.15	19,210.45
	Less: Inter Segment Revenue	(2.04)	(2.01)	(9.42)
	Net Sales & Operating Revenues	**4,647.53**	**4,685.14**	**19,201.03**
2.	**Segment Results**			
	(a) Aluminium	750.35	638.25	2,423.10
	(b) Copper	74.33	112.31	503.36
		824.68	750.56	2,926.46
	Less: Interest & Finance Charges	(76.12)	(56.26)	(280.63)
		748.56	694.30	2,645.83
	Add: Other un-allocable Income net of un-allocable expenses	182.22	111.41	379.78
	Profit before Tax	**930.78**	**805.71**	**3,025.61**
3.	**Capital Employed**			
	(a) Aluminium	8,216.48	7,548.19	8,008.27
	(b) Copper	5,713.62	5,794.78	5,396.72
		13,930.10	13,342.97	13,404.99
	Un-allocable/ Corporate	14,306.95	10,497.46	13,683.08
	Total Capital Employed	**28,237.05**	**23,840.43**	**27,088.07**

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Directors have approved the issue of equity shares for an amount not exceeding Rs 5,000 crores to existing shareholders on rights basis. The proceeds of the rights issue will be utilized to refinance bridge loan of US $ 3.03 billion taken for the purpose of acquisition of Novelis.

2. The Company raised Rs 2,220.25 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs 2,220.25 crores have been utilized for the purpose of defraying issue related expenses of Rs 36.60 crores and subscription to shares of a subsidiary company to the extent of Rs 478.75 crores while the balance amount is temporarily invested in short term liquid securities.

3. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 30th June, 2008 stood at Rs. 115 19 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company is taking steps for early adoption of AS 30 on Financial Instruments: Recognition and Measurement. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

4. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2008	Received	Resolved	Pending as on 30th June, 2008
0	27	27	0

5. Figures of previous periods have been regrouped wherever found necessary.

6. Figures of corresponding quarter of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Monday, 28th July, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

Place : Mumbai
Dated: 28th July, 2008

D. Bhattacharya
Managing Director

PRESS RELEASE

28 July 2008

Hindalco Industries Limited
Q1 FY 2008-2009 Results

Revenues	Rs. 4,648 crores
PBITDA	Rs. 1,164 crores
PAT	Rs. 697 crores

Financial highlights

(In Rs. crores)	Quarter ended 30 June 2008	Quarter ended 30 June 2007
Net sales and operating revenue	**4,647.5**	**4,685.2**
Other income	214.7	124.6
Profit Before Depreciation, Interest and Tax	**1163.7**	**1,005.7**
Depreciation	156.8	143.7
Interest and finance charges	76.1	56.3
Profit before tax	**930.8**	**805.7**
Provision for taxes	234.0	207.1
Net profit	**696.8**	**598.6**
Basic EPS Rs.	**5.68**	**5.42**

Hindalco Industries Ltd., announced its unaudited financial results for the quarter ended 30 June 2008.

Net sales and operating revenues remained flat at Rs.4647.5 crores, however the Profit Before Depreciation, Interest and Tax grew by 16% to Rs. 1,163.7 crores as compared to Rs. 1,005.7crores in the corresponding period in FY 08. The profit after tax at Rs. 696.8 crores was up 16% from Rs. 598.6 crores in Q1FY08.

Of the total revenues of Rs. 4647.5 crores, aluminium business contributed Rs. 1943.0 crores. The profit before interest and tax for aluminium business was higher by 18 % from Rs. 638.2 crores to Rs. 750.4 crores in the corresponding quarter of the preceding year, driven by higher volumes and higher LME prices.

In the copper business, revenues were lower at Rs.2706.6 crores against Rs. 2926.2 crores mainly on account of lower volumes due to a planned shutdown of smelter-1 at Dahej.

The steep depreciation of the Indian Rupee against the US Dollar affected the copper business by an estimated Rs. 151.9 crore for the quarter under review, as a result of restatement of net foreign currency exposures as on 30th June 2008. For the corresponding quarter of the previous year, this had an estimated favourable impact of Rs. 14.3 crore. Consequently, the PBIT of copper business is lower than the corresponding quarter of the previous year by Rs.166.2 crores.

The profit before interest and tax was lower at Rs. 74.3 crores from Rs. 112.3 crores in the corresponding quarter last year.

Operational review

Aluminium

The expansion at Muri and Hirakud has resulted in Alumina production going up by 31% at Muri and Metal production by 24% at Hirakud. The overall metal production was up by 7%. The value added wire rods production was also up by 4%.

At Mouda, production was lower due to stoppage of cold rolling mill.

Extrusions production rose by 8% on back of the investments made in new presses in the last two years.

Production	Units	Quarter ended 30 June 08	Quarter ended 30 June 07
Alumina	MT	303,477	302,430
Primary metal	MT	123,885	116,169
Wire rods	MT	18,149	17,433
Rolled products	MT	51,334	53,868
Extruded products	MT	11,019	10,185
Foils	MT	7,283	7,397
Wheels	Nos.	46,992	44,576
Power	MU	2,221	2,164

Copper

Copper cathodes production is lower due to the planned shutdown of smelter-1 in this quarter. The copper smelter –II operations continue to be suspended.

Cathode production reduced by 24% to 60KT. To maximize production of value added products, Continuous Cast Rods production was curtailed only by 12 % to 30KT

Production	Units	Quarter ended 30 June 08	Quarter ended 30 June 07
Copper cathodes	MT	60,434	79,234
Continuous cast copper rods	MT	30,165	34,094

Expansion projects

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is mechanically complete. Production is being ramped up in a phased manner. The entire steam and power requirement is being met by the new captive power plant. The production from the expanded facility is proposed to reach its full capacity by the end of the year.

Hirakud

Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is on schedule. Its capacity has touched 122,000 tpa in this quarter and is expected to scale upto 143,000 tpa by August 2008. The power generation capacity has been raised from 267.5 MW to 367.5 MW. All the units have been commissioned.

Belgaum

The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is still awaited.

Aditya Alumnium Project

Aditya Aluminium, the integrated aluminium project, encompassing 1 to 1.5 million tpa alumina refinery, 260,000 to 359,000 tpa aluminium smelter and 750 to 900 MW captive power plant is progressing as planned. A major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for the smelter, the captive power plant (CPP) and the alumina refinery. The water drawl agreement has also been executed. The construction power is already in place. The construction of transmission lines and upgradation of substations to draw power is in progress. The first metal from the smelter is proposed to be produced by Oct 2011. The refinery is proposed to be mechanically completed by Jan 2013. The technology contracts for the smelter and alumina have been executed with Aluminium Pechiney and Alcan respectively. The basic engineering activities for the smelter and CPP have commenced.

Mahan project

The Mahan Aluminium project with a smelter capacity of 359 ktpa and CPP of 900 MW is on track. The land acquisition for the project is underway. The Company has been allotted a coal block in a JV with the Essar Group for the coal requirement of the CPP. Preliminary environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The water resource department has provided the necessary facilities as well. The production of coal is expected to start by October 2009. The technology contract for the smelter has already been executed with Aluminium Pechiney. The first metal from the smelter is expected by Jul 2011 and basic engineering activities for the smelter and CPP have begun.

Jharkhand Project

The proposed smelter capacity of the Jharkhand Aluminium Project is 359 ktpa and a CPP of 900 MW. The Plant location is being shifted from Latehar to Sonahatu block which is 20 kms from Muri and 55 kms from Ranchi. The company is preparing to submit the application for the Govt. land. The government of Jharkhand has given the Water Allocation Clearance for 55 MCM of water from Subernrekha basin. Tubed coal mine has been allotted jointly with Tata Power. The technology contract for the smelter has already been executed with Aluminium Pechiney. The approximate date for the first metal from the smelter is expected by Jun 2012.

Utkal

The Construction of Utkal Alumina Refinery with a proposed capacity of 1.5 mtpa is currently underway. The company has acquired the land for the plant and other facilities. The basic engineering packages have already been received from Alcan (technology supplier). Major packages have been ordered. The detailed engineering for the main plant area is nearing completion. The civil works for alumina refinery and captive power plant is in progress. Bauxite mining activities is expected to start by mid 2009. The mechanical completion of the plant is expected by Jan 2011 and the first alumina is expected to be produced around Jul 2011.

Hindalco Almex Aerospace Limited

This joint venture company for the manufacture of high-strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries is at an advanced stage of implementation. Key equipments have arrived at the site and are under installation. The project is proposed to be completed by end Aug 2008.

AM/STOEX-GN/08 ADITYA BIRLA GROUP July 29, 2008

<u>**Securities and Exchange Commission**</u>
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
<u>**United States of America**</u>
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SEC
Mail Processing
Section

JUL 31 2008

Washington, DC
100

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

<u>**SUB : SECRETARIAL AUDIT REPORT**</u>

Please find enclosed herewith the **Revised** Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **30th June, 2008.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
Email : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

SECRETARIAL AUDIT REPORT

Ref. No.________________ Date________________

1	For Quarter Ended	30/06/2008		
		EQUITY SHARES		PREFERENCE SHARES
2	ISIN	INE038A01020	IN9038A01028	INE038A04016
3	Face Value	Fully Paid up	Partly Paid up	6% Cummulative Redeemable Preference Share of Rs. 2/- each
4	Name of the Company	HINDALCO INDUSTRIES LIMITED		
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030		
6	Correspondence Address	Same as above		
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516		
8	Email address	amalik@adityabirla.com		
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai (BSE)AND National Stock Exchange of India Limited.(NSE)		

			EQUITY SHARS		PREFERENCE SHARES	
			Number of Shares	% of Total Issued Cap.	Number of Preference Shares	% of Total Issued Cap.
10	Issued Capital		122,71,30,568	100%	2032734	100%
11	Listed Capital (Exchange-wise) (as per company records)	BSE	122,71,30,568	100%	2032734	100%
		NSE	122,71,30,519	99.99%	1959558	96.40%
12	Held in demaerialised form in CDSL		9,93,14,826	8.09	83,612	4.11
13	Held in demaerialised form in NSDL		94,04,51,523	76.64	698323	34.35
14	Physical		18,73,64,219	15.27	1250799	61.54
15	Total No. of shares (12+13+14)		122,71,30,568		2,032,734	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): Due to Inactive Demant Accounts of the Shareholders, NSDL could not carriedout Corporate Action. Hence, NSE has not granted listing permission for 49 Equity Shares and 73,176 Prererence shares.

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
Issued under Merger with INDAL	376 Equity Shares and 2,032,734 6% Cummulative Redeemable Preference Shares of Rs. 2/- each.	Applied	BSE & NSE	Yes	NA

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify). N/A

MAHESH SONI Practising Company Secretary M.NO.FCS 3706 MUMBAI

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any:** NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	--	--
Pending for more than 21 Days	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**
Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**
Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
9th July, 2008

END